January 9, 2013

Via EDGAR
Attention: Jay Ingram
Legal Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re: New Energy Technologies, Inc.
Post-Effective Amendment No. 2 to Registration Statement on Form S-1
Filed January 7, 2013
File No. 333-182253

Dear Mr. Ingram,

We serve as counsel to New Energy Technologies, Inc. (the “Company”) in connection with the preparation of the above referenced Post-Effective Amendment No. 2 to Registration Statement on Form S-1 (the “Form S-1”). On behalf of the Company, please find the following response to the comment letter dated January 8, 2018 (the “Comment Letter”).

Comment:

Calculation of Registration Fee

1. Please revise the registration fee table to separately list each security that is being registered. In particular, while you have registered the common stock, you have not separately registered the Units or the Series H Stock Purchase Warrants.

Response:

We have revised the registration fee table to include, separately, each of the Units, the Series H Warrants, the shares of common stock included in the Units and the shares of common stock issuable upon exercise of the Series H Warrants. The new registration fee table is provided below in its entirety:

430 Park Avenue,   Suite 702,    New York,    New York   10022
Tel: 212-246-3030 ● Fax: 212-246-3039 ● Web: www.SandCllp.com

Sierchio & Company, LLP

Calculation of Registration Fee

Title of each class of securities to be registered	Amount to be registered (1)	Proposed maximum offering price per share	Proposed maximum aggregate offering price (2)	Amount of registration fee
Units, consisting of one share of common stock, $0.001 par value and one-half Series H Stock Purchase Warrant	1,875,000	$0.64	$1,200,000
Common stock, $0.001 par value (3)	1,875,000			$164
Series H Stock Purchase Warrants to purchase common stock included in the Units (3) (4)	937,500
Common stock, $0.001 par value (5)	937,500	$0.83	$778,125	$106
Total	2,812,500		$1,978,125	$270	(6)

(1) In the event of a stock split, stock dividend or similar transaction involving our common stock, in order to prevent dilution, the number of shares registered shall be automatically increased to cover the additional shares in accordance with Rule 416(a) under the Securities Act of 1933, as amended (the “Securities Act”).

(2) The proposed maximum offering price per share is estimated solely for the purposes of calculating the registration fee in accordance with Rule 457(o) under the Securities Act using the offering price per share.

(3) No fee required pursuant to Rule 457 under the Securities Act.

(4) Each full Series H Stock Purchase Warrant entitles the holder to purchase one additional share of common stock for a period of three years from issuance; no fractional shares will be sold.

(5) Represents shares of our common stock issuable upon exercise of the Series H Stock Purchase Warrants included as part of the units registered pursuant to this registration agreement.

(6) We previously paid $573 in registration fees.

Comment:

Exhibit 23.1

2. Please have counsel revise the legality opinion to opine on the Units. Please note that counsel should provide a binding obligation opinion with respect to the legality of the Units.

Response:

We have revised our legal opinion to opine on the Units and each security component of the Units. As part of the revised legal opinion we have opined that the Units, if and when paid for in accordance with the terms of the Form S-1 and an executed Subscription Agreement, will be valid and binding obligations of the Company.

In accordance with Rule 461 of the Securities Act of 1933, as amended, the Company hereby requests the acceleration of the effective date of the Form S-1 so that it be declared effective as of 12:30 p.m., Eastern Time, on Friday, January 11, 2013, or as soon as practicable thereafter.

Sierchio & Company, LLP

In connection with this request for the acceleration of the effective date of the Form S-1, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you wish to further discuss this matter please don’t hesitate to contact me at (212) 246-3030.

Sincerely,

/s/ Joseph Sierchio
Joseph Sierchio

430 Park Avenue,   Suite 702,    New York,    New York   10022
Tel: 212-246-3030 ● Fax: 212-246-3039 ● Web: www.SandCllp.com